

March 27, 2014

Via E-mail
Mr. Theodore A. Greenberg
Chief Financial Officer
30DC, Inc.
80 Broad Street, 5th Floor
New York, NY 10004

> **Re:** **30DC, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed March 26, 2014**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2013**
> **Filed February 7, 2014**
> **Response Dated March 26, 2014**
> **File No. 000-30999**

Dear Mr. Greenberg:

    We have reviewed your response letter and have the following comments. As noted in our letter dated February 25, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please comply with comment 3 below in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Notes to the Financial Statements

Note 3, Acquisition, pages F-14 and F-15

1.   We note your response to comment 4. Please confirm to us that you allocated the purchase price to your intangible assets based on their fair values at the acquisition date. Otherwise, tell us why it is appropriate to allocate the purchase price to your intangible assets based on their historical costs. Refer to your basis in the accounting literature.

Item 9A – Disclosure Controls and Procedures

Internal Control over Financial Reporting, page F-27

2.   We note your response to comment 5. However, your amendment does not contain a conclusion on the effectiveness of the internal control over financial reporting. Please amend the filing to provide a conclusion on the effectiveness of internal control over financial reporting as required under Item 308 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Six Month Period Ended December 31, 2013 Compared to the Six Month Period Ended December 31, 2012

Revenues, page 15

3.   We note your response to comment 7. Please disclose in future filings that you do not receive sales from affiliates, but rather from customers referred by marketing affiliates that receive a commission.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director